Exhibit 16.4

PROMISSORY NOTE

$200,000.00	December 5, 2006 Waltham, Massachusetts

FOR VALUE RECEIVED, the undersigned, NeoMedia Technologies, Inc., a Delaware corporation (“NeoMedia”), HEREBY PROMISES TO PAY to the order of Mobot, Inc., a Delaware corporation (“Mobot”), the principal sum of Two Hundred Thousand Dollars ($200,000/00), together with interest (computed on the basis of a 360-day year and the number of days actually elapsed) on the unpaid principal amount from time to time outstanding at the rate of ten percent (10%) per annum, compounded annually.

The entire outstanding principal amount of this note, and all interest accrued thereon, shall be due and payable upon the earlier of (i) five (5) business days following the closing of the sale by NeoMedia of all of any substantial part of the assets of its micropaint business, or (ii) December 31, 2006.

Principal, interest and all other amounts due under this note shall be payable, in immediately available funds, at the offices of Mobot, 49 Waltham Street, Lexington, MA 02421-5411, or at such other address as the holder of this note may from time to time designate in writing to NeoMedia.

NeoMedia shall have the right, at any time, to prepay all or any part of the outstanding principal amount hereof without premium or penalty.

This note has been made by NeoMedia in connection with an Agreement dated of even date herewith (the “Agreement”) between NeoMedia and FMS Group, Inc. (“Newco”). Pursuant to the Agreement, certain Escrow Shares (as defined in the Agreement) are being held under an Escrow Agreement dated of even date herewith among NeoMedia, Newco, Mobot and the Escrow Agent to secure Mobot’s rights under this note.

At the option of Mobot, this note shall become immediately due and payable without notice or demand in the event (an “Event of Default”) (a) NeoMedia shall fail to pay any sum due under this note when due, (b) NeoMedia or any of its subsidiaries is involved in any financial difficulty, as evidenced by (i) an assignment, composition or similar device for the benefit of creditors, or (ii) an attachment or receivership of assets not dissolved within thirty (30) days, or (iii) the filing by NeoMedia or any of its subsidiaries of a petition under any chapter of the Federal Bankruptcy Code, or the institution of any other proceeding under any law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors with respect to NeoMedia or any of its subsidiaries, (c) NeoMedia violates all or part of any of the covenants, representations or undertakings given in this note or in the Agreement, and such violation shall continue for a period of ten (10) days.

Upon the occurrence of an Event of Default, Mobot shall have then, or at any time thereafter, all of the rights and remedies afforded by the Uniform Commercial Code as from time to time in effect in The Commonwealth of Massachusetts or afforded by other applicable law. At the option of Mobot, in lieu of exercising such rights and remedies, Mobot shall have the right to direct that the Escrow Shares be transferred to Newco (and NeoMedia shall forfeit all rights thereto) as liquidated damages.

To secure NeoMedia’s obligations under this note, NeoMedia hereby pledges to Mobot and grants Mobot a security interest in all of the Escrow Shares.

Whenever there is an Event of Default, then the rate of interest due and payable hereunder shall, from and after such Event of Default, be equal to the rate of interest stated above plus five percent (5%) per annum.

NeoMedia hereby waives presentment, demand, notice, protest and other demands and notices in connection with the delivery, acceptance or enforcement of this note.

No course of dealing between NeoMedia and Mobot or any delay or omission on the part of the holder of this note in exercising any right hereunder shall operate as a waiver of such right or of any other right under this note, and a waiver, delay or omission on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion.

None of the terms or provisions of this note may be amended, modified or waived except by a written instrument duly executed on behalf of the holder of this note expressly referring hereto and setting forth the provision so amended, modified or waived, and, in the case of any amendments or modifications of this note, NeoMedia.

NeoMedia agrees to pay on demand all costs of collection, including reasonable attorneys’ fees, incurred by the holder in enforcing the obligations created by this note.

This note shall be binding upon the successors, assigns, executors and administrators of NeoMedia, and shall inure to the benefit of the successors, assigns, executors and administrators of Mobot.

This note shall be deemed to be under seal, and all rights and obligations hereunder shall be governed by the laws of The Commonwealth of Massachusetts.

NEOMEDIA TECHNOLOGIES, INC.

By:	/s/ David A. Dodge
Title: Chief Financial Officer